PE 1/9/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 05 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005465

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-5-15

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation
Incoming letter dated January 9, 2015

Dear Mr. Kelroy:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Kohl's by the California Public Employees' Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Kohl's intention to exclude the proposal from Kohl's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Kohl's may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Gina M. Ratto
California Public Employees' Retirement System
gina_ratto@calpers.ca.gov



JASON J. KELROY
TEL: (262) 703-1727
FAX: (262) 703-7274
jason.kelroy@kohls.com

January 9, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by the California Public Employees' Retirement System ("CalPERS")

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's" or the "Company") intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the California Public Employees' Retirement System (the "Proponent"). A copy of the Proponent's Shareholder Proposal is attached hereto as Exhibit A. Kohl's respectfully requests that the Staff concur with Kohl's view that the Proponent's Shareholder Proposal may be properly excluded from Kohl's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Securities Exchange Commission (the "Commission") email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2015 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying them of our intention to exclude the Shareholder Proposal from Kohl's 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are also taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's pursuant to Rule 14a-8(k) and SLB 14D.

The Proponent's Shareholder Proposal

The Proponent's Shareholder Proposal seeks a non-binding shareholder resolution to request that Kohl's Board of Directors (the "Board") amend Kohl's bylaws to implement proxy access for director nominations. Under the Proponent's Shareholder Proposal, any shareholder or group of shareholders that collectively owns 3% or more of Kohl's shares continuously for at least three years would be permitted to nominate candidates for election to the Board and Kohl's would be required to list such nominees with the Board's nominees in Kohl's proxy materials. Under the Proponent's Shareholder Proposal, such shareholder or shareholders would be permitted to nominate up to one quarter of the number of directors then serving. Specifically, the Proponent's Shareholder Proposal states:

> RESOLVED: Shareholders of Kohl's Corporation ("Company") ask the board of directors ("Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require Company to include in its proxy materials prepared for a shareholder meeting at which directors are to be elected, the name, the Disclosure and the Statement (each as defined herein) of any person nominated for election to the board by a shareholder or group ("Nominator") that meets the criteria established below. Company shall allow shareholders to vote on such nominee on Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that Nominator must:
>
> a) have beneficially owned 3% or more of Company's outstanding common stock continuously for at least three years before submitting the nomination;
>
> b) give Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and

Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of Nominator's communications with Company shareholders, including the Disclosure and the Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Company.

Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and the Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The supporting statement included in the Proposal is set forth in Exhibit A.

Basis for Exclusion

We believe that the Proponent's Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Shareholder Proposal directly conflicts with a proposal to be submitted by Kohl's to shareholders in the 2015 Proxy Materials (the "Company's Proposal"). The Board would recommend to Kohl's shareholders that they vote in favor of the Company Proposal.

The Company's Proposal

The Company intends to include in the 2015 Proxy Materials, and to present at the 2015 Annual Meeting, a proposal to adopt proxy access for director nominations. More specifically, under the Company's Proposal, the Board will be seeking shareholder approval of amendments to Kohl's bylaws to permit any shareholder (but not a group of shareholders) owning 5% or more of Kohl's common stock continuously for at least five years to nominate candidates for election to the Board and require Kohl's to list such nominees with the Board's nominees in Kohl's proxy materials. Under the Company's Proposal, such a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis

The Proponent's Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by Kohl's in its 2015 Proxy Materials.

Kohl's may exclude the Proponent's Shareholder Proposal under Rule 14a-8(i)(9) because the Proponent's Shareholder Proposal directly conflicts with the Company's Proposal to be submitted in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder proposal that seeks to address a similar right or matter as is covered by a company proposal even if the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder proposal is different from the ownership percentage threshold in the company proposal).

The Company's Proposal seeks to address the same right as the Proponent's Shareholder Proposal – the right of Kohl's shareholders to nominate candidates for election to the Board and to include such nominees in Kohl's proxy materials. The Company's Proposal provides that a single shareholder (rather than a shareholder or group of shareholders, as set forth in the Proponent's Shareholder Proposal) owning 5% or more of Kohl's common stock continuously for five years (rather than 3% of Kohl's common stock for three years, as set forth in the Proponent's Shareholder Proposal) could nominate a candidate for election to the Board and include such nominee in Kohl's proxy materials. Further, the Company's Proposal provides that a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats (rather than up to one quarter of the Board, as set forth in the Proponent's Shareholder Proposal). Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage, (iii) the required share holding period, and (iv) the number of directors that can be nominated cannot be set at different levels, the Proponent's Shareholder Proposal conflicts with the Company's Proposal. Submitting both the Proponent's Shareholder Proposal and the Company's Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for Kohl's shareholders that would likely result in inconsistent and ambiguous results.

The Staff recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder proposal regarding proxy access contained, among other things, an ownership percentage threshold and holding period threshold that differed from the thresholds in a company proposal regarding proxy access. See Whole Foods Market, Inc. (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for one or more holders of 3% of the company's outstanding common stock for three years to make board nominations for up to 20% of the company's board seats or not less than two directors in the company's proxy materials when a company-sponsored proposal would permit a single shareholder owning 9% of the company's common stock for five years to make board nominations for the greater of one director or 10% of the company's board seats in the company's proxy materials). The Staff granted relief because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for the shareholders and create the potential for inconsistent and ambiguous results.

In addition, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) in situations that we believe are similar, for example where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal, on the basis that submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. See, United Natural Foods, Inc. (Sept. 10, 2014). United Natural Foods had received a shareholder proposal asking the board to implement a 15% ownership threshold for the power of shareholders to call a special meeting. United Natural Foods advised the Staff that it intended to submit to shareholders a proposal with a 25% net long position ownership threshold and a one-year ownership requirement, and the Staff concurred that the shareholder-sponsored proposal was excludable under Rule 14a-8(i)(9). The Staff has issued many additional no-action letters similarly concurring in the exclusion of a special meeting proposal where the special meeting threshold and other key terms in a company-sponsored proposal differed from those in a shareholder-sponsored proposal. See, e.g., Stericycle Inc. (Mar. 7, 2014); Aetna Inc. (Mar. 14, 2014); Dover Corp. (Dec. 5, 2013); AmerisourceBergen Corp. (Nov. 8, 2013); Walt Disney Co. (Nov. 6, 2013); The Western Union Co. (Feb. 14, 2013); United Continental Holdings, Inc. (Feb. 14, 2013); Advance Auto Parts, Inc. (Feb. 8, 2013); American Tower Corp. (Jan. 30, 2013); Dominion Resources, Inc. (Jan. 11, 2013); Norfolk Southern Corp. (Jan. 11, 2013); Baxter International, Inc. (Jan. 11, 2013); 0'Reilly Automotive, Inc. (Jan. 11, 20 13); Alcoa Inc. (Dec. 21, 20 12); The Coca Cola Co. (Dec. 21 , 2012); Biogen Idec, Inc. (Mar. 13, 2012); McDonald's Corp. (Feb. 1, 2012); Flowserve Corp. (Jan. 31, 2012).

Similar to the no-action letters cited above, the Company's Proposal and the Proponent's Shareholder Proposal address the same topic, namely the ability of Kohl's shareholders to access the Company's proxy materials in respect of nominations for the election of directors, but the Company's Proposal and the Proponent's Shareholder Proposal directly conflict with each other in respect of key terms regarding ownership threshold, grouping of nominating shareholders and limitations on the maximum number of nominees. The nature of the matters in conflict between the Proponent's Shareholder Proposal and the Company's Proposal are identical to the matters in conflict in Whole Foods where no-action relief was granted to the company. Inclusion of each of the Proponent's Shareholder Proposal and the Company's Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results.

Conclusion

Based upon the foregoing analysis, and consistent with Staff's recent determinations in the similar no-action letter cited above, Kohl's respectfully requests that the Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,



Jason J. Kelroy
Senior Vice President,
Assistant General Counsel

Enclosure

cc: Gina M. Ratto
Deputy General Counsel
[via facsimile: (916) 795-3659]

Bill McGrew
Portfolio Manager
[via e-mail: bill.mcgrew@caplers.ca.gov]

Exhibit A

Proponent's Shareholder Proposal

RESOLVED: Shareholders of Kohl's Corporation ("Company") ask the board of directors ("Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require Company to include in its proxy materials prepared for a shareholder meeting at which directors are to be elected, the name, the Disclosure and the Statement (each as defined herein) of any person nominated for election to the board by a shareholder or group ("Nominator") that meets the criteria established below. Company shall allow shareholders to vote on such nominee on Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that Nominator must:

a) have beneficially owned 3% or more of Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of Nominator's communications with Company shareholders, including the Disclosure and the Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Company.

Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and the Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

Proxy access enables a system of governance that fosters director accountability and long-term value creation. Without effective proxy access, the director election process simply becomes a ratification of corporate management's slate of nominees.

The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide.[1]

---

[1] http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

November 21, 2014

OVERNIGHT MAIL

Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Attn: Richard D. Schepp, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Schepp:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert Marte Castaños with my office at (916) 795-3672 if any additional information is required in order for this proposal to be included in the company's proxy and properly heard at the 2015 annual meeting or if you have any other questions concerning this proposal.

Very truly yours,

Gina M. Ratto

GINA M. RATTO
Deputy General Counsel

Enclosures

cc: Todd Mattley, Investment Officer – CalPERS
Kevin Mansell, Chairman & CEO – Kohl's Corporation

---

[1] CalPERS is the owner of shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

RESOLVED: Shareholders of Kohl's Corporation ("Company") ask the board of directors ("Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require Company to include in its proxy materials prepared for a shareholder meeting at which directors are to be elected, the name, the Disclosure and the Statement (each as defined herein) of any person nominated for election to the board by a shareholder or group ("Nominator") that meets the criteria established below. Company shall allow shareholders to vote on such nominee on Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that Nominator must:

a) have beneficially owned 3% or more of Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of Nominator's communications with Company shareholders, including the Disclosure and the Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at Company.

Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and the Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

Proxy access enables a system of governance that fosters director accountability and long-term value creation. Without effective proxy access, the director election process simply becomes a ratification of corporate management's slate of nominees.

The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide.[1]

---

[1] http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



STATE STREET.

980 9th Street
12th Floor
Sacramento, CA 95814
www.statestreet.com

November 21, 2014

Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Attn: Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Kohl's Corporation, having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed November 21st, 2014 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: Natalia L. Gomez

Name: Natalia L. Gomez
Title: Assistant Vice President